UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of Subject Company)

AIMMUNE THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2020, relating to the tender offer (the “Offer”) by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) owned by the stockholders of the Company other than Parent and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 14, 2020.

Except to the extent specifically provided in this Amendment No. 5, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on September 21, 2020, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on September 24, 2020, the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on September 29, 2020 and the Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed by the Company with the SEC on October 2, 2020, remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 14D-9, as amended. This Amendment No. 5 is being filed to reflect certain updates as presented below.

Item 4. The Solicitation or Recommendation

“Item 4. The Solicitation or Recommendation.” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The following paragraph is added after the first paragraph under the heading “Company Management’s Unaudited Prospective Financial Information—Company Management Projections”:

“With respect to the underlying assumptions of the Company Management Projections, Company management used an 80% probability of success assumption as to Palforzia commercialization approval for pediatric use throughout Europe (occurring in 2021 and 2022), a 63% probability of success for commercial approval for Palforzia for adults in the United States (occurring in 2024) with a 25% and 10% probability of technical success of AR401 (occurring in 2027) and AIMab7195 (occurring in 2028), respectively. The estimated operational costs, research and development costs and general & administrative costs are set forth in the table below. In particular, the Sales, General & Administrative costs (SG&A) includes stock-based compensation expense.”

Item 8. Additional Information.

“Item 8. Additional Information.” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the first paragraph under the heading “Item 8. Additional Information — Regulatory Approvals,” which begins on page 57 of the Schedule 14D-9:

•

“On October 5, 2020, the FCO provided a written notice that the Offer and Merger may be consummated. Accordingly, the German Regulatory Condition (as defined and more fully described in the Offer to Purchase in the section entitled “The Tender Offer—Section 11. Conditions of the Offer”) has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy

Name:	Douglas Sheehy
Title:	General Counsel and Secretary

Dated: October 6, 2020